Exhibit 99.2

The following table presents our selected financial data as at the dates and for each of the periods indicated.

The selected financial data as of September 30, 2008 and for each of the nine months ended September 30, 2008 and 2007 has been derived from our unaudited interim consolidated financial statements and notes thereto contained in this report on Form 6-K.

The selected financial data set forth below should be read in conjunction with our unaudited interim consolidated financial statements and notes thereto and Management’s Discussion and Analysis of Financial Condition and Results of Operations contained in this Report on Form 6-K and our audited financial statements contained in our Annual Report on Form 20-F for the year ended December 31, 2007 which is incorporated herein by reference.

Selected Financial Data

CANADIAN GAAP

	For the nine months ended September 30,
Statement of Operation Data	2008	2007

	(Unaudited)	(Unaudited)
	$	$
Revenues	5,101,983	6,462,056
Net loss for the period	(2,230,267)	(3,440,745)

Basic and diluted net loss per share	(0.15)	(0.24)
Weighted average number of shares outstanding – basic and diluted	14,637,531	14,540,416

CANADIAN GAAP

Balance Sheet Data	As at September 30, 2008

(Unaudited) $
Total assets	15,273,384
Total liabilities	1,734,870
Net assets	13,538,514
Working capital	4,797,058
Capital stock	96,556,485
Additional paid-in capital	5,752,889
Accumulated other comprehensive income	561,137
Accumulated deficit	(89,331,997)
Shareholders’ equity	13,538,514
Other	-
Cash dividends	None

U.S. GAAP

	For the nine months ended September 30,
Statement of Operation Data	2008	2007

	(Unaudited)	(Unaudited)
	$	$
Revenues	5,101,983	6,462,056
Net loss for the period	(2,230,267)	(3,440,745)

Basic and diluted net loss per share	(0.15)	(0.24)
Weighted average number of shares outstanding – basic and diluted	14,637,531	14,540,416

U.S. GAAP

Balance Sheet Data	As at September 30, 2008

(Unaudited) $
Total assets	15,273,384
Total liabilities	1,734,870
Net assets	13,538,514
Working capital	4,797,058
Capital stock	113,326,055
Additional paid-in capital	6,790,579
Accumulated other comprehensive income	561,137
Accumulated deficit	(107,139,257)
Shareholders’ equity	13,538,514
Other	-
Cash dividends	None